90 Park Avenue

New York, NY 10016

212-210-9400

Fax: 212-210-9444

www.alston.com

Blake E. Estes	Direct Dial: 212-210-9415	Email: blake.estes@alston.com

June 22, 2016

VIA EDGAR AND FEDERAL EXPRESS

Mara L. Ransom

Assistant Director

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Greenbacker Renewable Energy Company LLC

Registration Statement on Form 10-12G (the “Form 10-12G”)

Filed April 19, 2016

File No. 000-55610

Form 10-K for the Fiscal Year Ended December 31, 2015 (the “Form 10-K”)

Filed March 10, 2016

File No. 333-178786-01

Form 10-Q for the Quarterly Period Ended March 31, 2016 (the “Form 10-Q”)

Filed May 13, 2016

File No. 000-55610

Dear Ms. Ransom:

On behalf of our client, Greenbacker Renewable Energy Company LLC (the “Company”), we are responding to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 17, 2016 (the “Letter”), with regard to the above-referenced filings. The Staff’s comments are set forth below and are followed by the Company’s responses. Unless otherwise noted below, all references herein to revisions to disclosure will refer to revisions contained in the Amendment No. 1 to the Company’s Form 10-K (File No. 000-55610) (the “Form 10-K/A”), filed simultaneously herewith, and such revisions will be reflected in future filings, as appropriate.

In addition, for your convenience, we are delivering to your attention a courtesy package, which includes four copies of the Form 10-K/A, marked to show changes from the Form 10-K.

Registration Statement on Form 10-12G

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

June 22, 2016

General

Comment:

1.	We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. Please note that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you should consider withdrawing the Form 10 prior to effectiveness and re-filing a new Form 10 including changes responsive to our comments.

Please note we will continue to review your filing until all of our comments have been addressed.

Response:

The Company has applied to withdraw the Form 10-12G and intends to file a Form 8-A12G to register its Class A, Class C and Class I shares of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The Company has filed, simultaneously herewith, the Form 10-K/A, which includes changes responsive to the Staff’s comments in the Letter.

Comment:

2.	Please apply all comments issued below on your Form 10-K for the fiscal year ended December 31, 2015 to your registration statement on Form 10-12G, to the extent applicable.

Response:

As noted above, the Company has applied to withdraw the Form 10-12G. All comments in the Letter to the Form 10-K have been applied to the Form 10-K/A, filed simultaneously herewith.

Cover Page

Comment:

3.	We note from your cover page that you are registering common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, however, this appears to be inconsistent with your disclosure in Item 11, where you describe your Class A, Class C and Class I shares of stock. Please revise the cover page of your registration statement to identify the specific class(es) of stock you intend to register and ensure that your disclosure is consistent throughout your registration statement.

June 22, 2016

Response:

As noted above, the Company has applied to withdraw the Form 10-12G and intends to file a Form 8-A12G to register its Class A, Class C and Class I shares of common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Form 10-K for the Fiscal Year Ended December 31, 2015

General

Comment:

4.	We note several references throughout your filing to your ongoing equity offering. Because the periodic reports you file pursuant to the Securities Exchange Act of 1934 are not offering securities, in future periodic reports please carefully review and revise your disclosure to clarify that your equity securities are being offered pursuant to a separate prospectus and direct readers to the file number related to your ongoing offering.

Response:

The Company has revised the relevant disclosure in the Form 10-K/A and will review and revise, as appropriate, the disclosure in future periodic reports to clarify that the Company’s equity securities are being offered pursuant to a separate prospectus, with reference to the file number related to the Company’s ongoing public offering.

Item 1. Business

Overview of Our Business, page 3

Comment:

5.	We note your disclosure pertaining to prospective business developments and strategies, in future terms; however, we also note your reference to specific energy projects in your Management’s Discussion and Analysis as well as at your website. Please revise this section in future filings to provide a discussion of the company’s existing material investment activities, at least in tabular form, and the extent to which such activities have realized or contributed to the plans and strategies you describe here. Ensure that your disclosure conveys consistently throughout your document the status of your business activities. Refer to Item 101 of Regulation S-K. Please tell us what this disclosure will look like.

June 22, 2016

Response:

The disclosure has been revised accordingly in Overview of Our Business on page 4 of the Form 10K/A.

Advisory Agreement

Advisory Services, page 7

Comment:

6.	We note your disclosure that the GCM services are not exclusive and that the advisor and its members “are free to furnish similar services to other entities so long as its services to us are not impaired.” Please explain to us how you determine whether or not the company’s interests are impaired and to what extent your advisor and its members have allocated sufficient time and resources to the company.

Response:

The Company’s adviser, Greenbacker Capital Management, LLC (the “Adviser”), does not currently furnish advisory services to any entities other than the Company. As such, the Adviser allocates all of its time and resources to the Company. In the event the Adviser provides similar services to entities other than the Company in the future, the Company expects that the Adviser will continue to fulfill its fiduciary responsibilities owed to the Company and will continue to act in the best interests of the Company with respect to the allocation of time and resources.

Item 1.A Risk Factors

Risks Related to Our Advisor and its Affiliates

“Our success will be dependent on the performance of our advisor...,” page 17

Comment:

7.	In future filings, please enhance your disclosure to more specifically describe the risks to the company and potential impact on your business operations if you fail to maintain your exemption from registration under the Investment Company Act, including how your “ability to take advantage of attractive investment opportunities” would be hindered. Please tell us what this disclosure will look like.

June 22, 2016

Response:

The disclosure has been revised accordingly in Risks Related to Our Advisor and its Affiliates—Our success will be dependent on the performance of our advisor; however, our advisor has limited operating history and limited experience managing a public company or maintaining our exemption from registration under the Investment Company Act, which may hinder its ability to achieve our investment objective or result in loss of maintenance of our Investment Company Act exemption on page 17 of the Form 10K/A.

“The time and resources that individuals associated with our advisor devote to us may be diverted...,” page 17

Comment:

8.	We note your disclosure that your advisor and its management may manage other funds. Please tell us what consideration you gave to enhancing your disclosure to clearly identify and discuss any other material commitments of your advisor and its management, other than to the company, if known. To the extent any funds or entities managed by your advisor or its management target the same investments as the company, please disclose how your advisor allocates investment opportunities amongst the entities it represents.

Response:

The Adviser and its management do not currently have any material commitments other than to the Company. At such time as any such other material commitment arises, the Company will review its disclosure to ensure that such material commitment and the Adviser’s investment allocation methodology are adequately disclosed.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 28

Comment:

9.	Here, elsewhere in your filing, and on your company website you highlight the ability of your energy projects to generate revenue primarily through selling generated electric power to utilities and other companies, and emphasize the creditworthiness of your contractual counterparties. We further note your disclosure on page 30 that credit risk is one of the most significant factors impacting your operating results. In view of the foregoing, in future filings, please disclose how you monitor the credit quality of your counterparties and disclose more specific information regarding their credit profiles. Given the emphasis placed on your monthly distributions to shareholders, we believe that the foregoing would provide important information as a means to evaluating the reliability of your cash flow and overall liquidity. Please tell us what this disclosure will look like.

June 22, 2016

Response:

The disclosure has been revised accordingly in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview on page 28 of the Form 10K/A.

Portfolio and Investment Activity, page 34

Comment:

10.	Please explain to us why the disclosed purchase prices of the Magnolia Sun and Greenbacker Wind Portfolios on pages 34 and 37 differ from the related investments at cost line items in the last table on page 38.

Response:

The difference between the purchase price of the Magnolia Sun portfolio in the “Portfolio and Investment Activity” section on page 34 of the Form 10-K and the related investment at cost in the table on page 38 of the Form 10-K is due to the fact that the disclosure on page 34 relates to the cash paid to purchase the facilities ($7,750,000) while the cost in the table on page 38 relates to the cost basis of the investment in the Company’s financial statements ($7,550,000). The $200,000 differential is the amount that was funded by cash from Magnolia Sun operations and did not need to be funded by an additional capital infusion from the Company.

The difference between the disclosed purchase price of the Greenbacker Wind portfolio on page 37 of the Form 10-K and the related investment at cost on page 38 of the Form 10-K consists of acquisition costs incurred to purchase the subsidiary entity that directly holds the assets in addition to a cash infusion for initial operating costs, which are included in the investment at cost line item.

Results of Operations, page 39

Comment:

11.	As you reported material increases in revenues, in future filings please provide a narrative discussion of the extent to which such increases are attributable to increases in commodity prices or the volume of generated electricity sold, the acquisition of new renewable energy projects, or otherwise, including the extent to which particular projects contributed to dividend income growth. Refer to Item 303(A)(3)(iii) of Regulation S-K.

June 22, 2016

Response:

The disclosure has been revised accordingly in Results of Operations on page 38 of the Form 10K/A.

Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments and Translation of Assets and Liabilities in Foreign Currencies, page 40

Comment:

12.	Please disclose the underlying reasons for the net change in unrealized appreciation. Please refer to Item 303 of Regulation S-K and Commission Guidance Regarding Management’s Discussion and Results of Operations, SEC Release No. 34-48960.

Response:

The disclosure has been revised accordingly in Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation on Investments and Translation of Assets and Liabilities in Foreign Currencies on page 39 of the Form 10K/A.

Distributions, page 42

Comment:

13.	We note that although distribution payments are in the board’s discretion, you have paid monthly distributions since the date you commenced operations and intend to continue doing so. In future filings, please revise to discuss these distributions in more detail as part of your analysis of liquidity, including the expected level and source of funding for all distributions made during the fiscal year and whether you intend to continue paying dividends at historic levels. Please tell us what this disclosure will look like.

Response:

The disclosure has been revised accordingly in Distributions on page 41 of the Form 10K/A.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Statement of Changes in Net Assets, page 47

June 22, 2016

Comment:

14.	Please tell us your consideration of presenting dividends as a reduction of “Paid-in capital in excess of par value” given the absence of retained earnings.

Response:

Shareholder distributions are classified under the “Accumulated deficit” column in the Consolidated Statement of Changes in Net Assets included with net investment income (loss). The Company believes that this disclosure is appropriate as it details how much of the distributions are covered by net investment income and how much are covered by gross offering proceeds. Once the Company achieves operating scale, which should be approximately $150 million in net assets, the Company expects to generate adequate net investment income to cover all distributions. While an argument can be made to classify all distributions as a reduction of paid in capital in excess of par (since the Company expects all distributions to be a return of capital for many years), the current presentation exhibits how much of the distribution is covered by net investment income and is consistent with the manner in which other companies using investment company accounting present distributions information.

Consolidated Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Organization and Offering Costs, page 53

Comment:

15.	Reference is made to the last paragraph under this subheading. Please tell us how you account for organization and offering costs due to an affiliate of the advisor when the public offering is complete and due to your dealer manager once offering proceeds reach a minimum of $50,000,000 and the basis in GAAP for your accounting treatment citing authoritative literature applied. In addition, please tell us how organization and offering costs reimbursed to the advisor are classified in the financial statements for each year presented and how the payable to an affiliate of the advisor is classified in the consolidated statements of assets and liabilities.

Response:

Section 2 of the Amended and Restated Advisory Agreement, dated as of October 9, 2013, among the Company, Greenbacker Renewable Energy Corporation and the Adviser (as may be further amended from time to time, the “Advisory Agreement”), provides for the reimbursement to the Advisor by the Company for organization and offering expenses of the Company incurred by the Adviser on the Company’s behalf. The Adviser may elect to defer the reimbursement of such expenses until such time as the Company consummates a liquidity event. At such time as the Adviser requests reimbursement of such expenses from the Company prior to a liquidity event, the Company is obligated under Section 2(c) of the Advisory Agreement to make such payment to the Adviser.

June 22, 2016

In addition, Section 5.2 of the Dealer Manager Agreement, dated as of August 7, 2013, among the Company, the Adviser and SC Distributors, LLC (the “Dealer Manager”), provides that the Company shall directly pay or reimburse the Dealer-Manager for certain of its reasonable costs and expenses incident to the Company’s continuous public offering of shares; provided, however, that the Dealer Manager shall not request reimbursement of any of such expenses until the earlier of $50 million of gross offering proceeds having been raised and the termination of the offering.

Organization and offering costs due to the Adviser and the Dealer Manager are accounted for as the difference between 15% of the gross offering proceeds of each sale of shares pursuant to the Company’s continuous public offering, which is the maximum offering costs permitted under applicable Financial Industry Regulatory Authority (“FINRA”) rules, and the amount of commissions and dealer manager fees charged with respect to each such sale. The net amount is recorded as an organization and offering expense (in accordance with FASB ASC 720-15-25) and as a payable to the Adviser and/or the Dealer Manager.

Organization and offering costs incurred by the Adviser and/or the Dealer Manager at the end of the offering but not reimbursed due to being in excess of the FINRA maximum offering cost amount would not be a liability of the Company and would not be due and payable.

Organization and offering costs reimbursed to the Adviser and the Dealer Manager are reflected as deductions from paid in capital on the Statement of Changes in Net Assets. The payable to an affiliate of the Adviser is combined in the line item, Due to Advisor, net, in the Consolidated Statement of Assets and Liabilities.

Note 3. Investments, page 55

Comment:

16.	Please tell us whether these investments were acquisitions of businesses or assets and the basis for your determinations in detail referencing Rule 11-01(d) of Regulation S-X.

Response:

Investments reported in Note 3. Investments on page 55 of the Form 10-K are acquisitions of assets (mainly membership interests in limited liability companies) and accounted for as investments valued at fair value under ASC 820-10. Due to the fact that the Company’s financial statements are prepared in accordance using the specialized accounting principles of ASC 946, Financial Services – Investment Companies, all investments are carried at fair value with any changes in fair value recognized in earnings. Since each asset acquisition is treated an a investment and financial results of these investments are not combined with the company’s operating results on a prospective basis, disclosure of any prior financial information would be inconsistent with the specialized accounting rules under ASC 946. Management is of the opinion that Rule 11-01(d) of Regulation S-X does not apply as none of these transactions are properly treated as a business combination, disposition, spin off or roll up transaction per Rule 11-01(a) of Regulation S-X.

June 22, 2016

Note 5. Related Party Agreements and Transactions Agreements, page 57

Comment:

17.	Reference is made to your discussion of the expense reimbursement agreement in the first paragraph in Note 5. Please tell us how you account for deferred expenses to be repaid when your expenses are reduced below certain limits and the basis in GAAP for your accounting treatment citing authoritative literature applied.

Response:

Pursuant to Section 1 of the Expense Assumption and Reimbursement Agreement, dated as of January 30, 2014, among the Company, Greenbacker Renewable Energy Corporation and the Adviser (as amended from time to time, the “Expense Reimbursement Agreement”), the Adviser agrees to reimburse the Company for its operating expenses in an amount sufficient to keep the Company’s total annual operating expenses (exclusive of interest, taxes, dividend expense, borrowing costs, organizational costs and extraordinary expenses) for each class of the Company’s shares of common stock at or below 6% (subsequently reduced to 5% by amendment to the Expense Reimbursement Agreement) of the average net assets of such class of shares for the period, calculated in accordance the Company’s accounting policies and procedures, for such class of shares of the Company at such time (for each class, the “Maximum Rate”).

Pursuant to Section 2 of the Expense Reimbursement Agreement, the Company agrees to repay expense reimbursements to the Adviser following the Adviser’s written request for repayment, subject to the limitation that such repayments must be limited to amounts that do not cause the total annual operating expenses of the Company attributable to a share class during a year in which such repayment is made to exceed the applicable Maximum Rate. In addition, no repayments by the Company to the Adviser shall be permitted after the earlier of the expiration or termination of the Company’s public offering and December 31, 2016.

Expense reimbursements due from the Adviser are reflected as a receivable and are recorded at their net realizable value as per FASB ASC 946-310-45. Deferred expenses to be repaid to the Adviser when expenses are reduced below certain limits are recorded against the receivable due from the Adviser. Amounts that may be due under the Expense Reimbursement Agreement in the future (i.e., the net of amounts advanced, less amounts repaid, less amounts accrued as a liability) are disclosed as a contingent liability in the footnotes to the Company’s financial statements. FASB ASC 850-10-50-1 requires separate disclosure of material related party transactions. At December 31, 2015, the deferred expenses to be repaid to the Adviser were not deemed material and therefore were netted against excess Organization and Offering Costs, as discussed in Footnote No. 5, for financial statement presentation.

June 22, 2016

Note 6. Members’ Equity, page 60

Comment:

18.	Please disclose the value of shares sold and the value of shares issued in reinvestment of distributions for each class of shares. Refer to ASC 946-505-50-2a. and 2b.

Response:

The disclosure has been revised accordingly in Note 6. Members’ Equity on page 59 of the Form 10K/A.

Note 7. Distributions, page 61

Comment:

19.	Please disclose the tax-basis components of the distributions paid. Refer to ASC 946505-50-5.

Response:

The disclosure has been revised accordingly in Note 7. Distributions on page 60 of the Form 10K/A.

Note 8. Income Taxes, page 61

Comment:

20.	Please disclose the amounts and expiration dates of operating loss and tax credit carryforwards for tax purposes. Refer to ASC 740-10-50-3a.

Response:

The disclosure has been revised accordingly in Note 8. Income Taxes on page 61 of the Form 10K/A.

June 22, 2016

Comment:

21.	Reference is made to the table on page 61 reconciling between the federal statutory rate and the effective tax rate. Please tell us the financial statement line item(s) used to calculate the “Provision of income taxes, at federal tax rate” and why the use of such financial statement line item(s) is most appropriate. Also, please tell us your consideration of disclosing the financial statement line item(s) used. In addition, tell us and disclose the nature of each significant reconciling item. Refer to ASC 740-10-50-12.

Response:

The amount reported as the “Provision of income taxes, at federal tax rate” in the table is the Company’s consolidated book income, calculated using tax rules and regulations rather than investment company accounting rules under FASB ASC 946, without regard to income taxes, or $1,322,202, multiplied by the federal income tax rate of 35%.  As the Company uses investment company accounting for book purposes and standard tax-based accounting methods for income tax purposes, the consolidated book income amount is not derived from a financial statement line item but, instead, from separately prepared tax work papers. The Company believes that using book basis income calculated under standard tax-based accounting methods is more appropriate than using net investment income or another financial statement line item as a starting point. Furthermore, the Company believes that reconciling investment company revenue and expense items to revenue and expense items prepared under tax rules and regulations would be confusing to the financial statement reader and not provide any meaningful information. Providing a consolidated book basis amount and disclosing timing and permanent differences to derive the net tax provision provides readers of the financial statements with a clear understanding of the Company’s current and deferred tax position as opposed to a reconciliation of revenue and expense differences between two different accounting methods. Lastly, the Company respectfully submits that the second table included in Note 8. Income taxes, which reconciles the Provision of Income Taxes, at the federal rate to tax provision, net is responsive to FASB ASC 740-10-50-12.

Comment:

22.	Reference is made to the table of net deferred tax assets on page 62. Please tell us how you calculated the “Unrealized gains” deferred tax liability referencing authoritative literature that supports the calculation.

Response:

Unrealized gains as a component of the Deferred Tax Assets, net, consist of the net appreciation / depreciation of the Company’s investments, calculated as the difference between the current fair market value as reflected on the Company’s financial statements and the current tax basis of the investments, multiplied by the applicable effective tax rate of 38.8846%.   The Company believes that this is a fair estimate of federal, state and local taxes that would be paid by the Company if all investments held were sold as of the financial statement date.

June 22, 2016

In accordance with FASB ASC 740-10-25-2, the components of the net deferred tax asset or liability are the estimated future net tax cost / benefits associated with temporary timing differences and carryforwards. While there is no specific authoritative literature that addresses calculation of deferred taxes on investments for an entity using FASB ASC 946 (since most entities using FASB ASC 946 are flow-through entities for tax purposes), the Company believes the methodology used to determine the components of the deferred tax asset, net, are consistent with FASB ASC 740 as well as FASB ASC 946. As per FASB ASC 740-25-6, the Company has applied the “more-likely-than-not” threshold to the tax positions taken and believes the Company is entitled to the economic benefits associated with the deferred tax assets.

Note 10. Financial Highlights, page 62

Comment:

23.	Please tell us how you considered the Special Unitholder’s capital gains incentive distribution in the per share data and explain why your calculations are appropriate. In doing so, contrast to how this incentive distribution is treated in the consolidated statements of operations.

Response:

The Special Unitholder’s capital gains incentive distribution allocation of $286,259 disclosed in Note 2. Capital Gains Incentive Allocation and Distribution on page 53 of the Form 10-K is not included in the common stockholders’ per share data on page 62 of the Form 10-K. The Company believes that this presentation is reasonable as the Financial Highlights schedule includes amounts attributed to holders of the common shares of the Company’s limited liability company interests. In the Consolidated Statements of Operations, the Net Decrease in Net Assets Attributed to the Special Unitholder is shown as a reduction to derive the Net Increase in Net Assets attributed to holders of the common shares of the Company’s limited liability company interests. Thus, the presentations in the Consolidated Statement of Assets and Liabilities, the Consolidated Statements of Operations and the Financial Highlights footnote are consistent as the statements present a specific line item related to holders of the common shares of the Company’s limited liability company interests and the Financial Highlights footnote is based upon that line item. This presentation is meant to provide clarity regarding amounts related to holders of the common shares of the Company’s limited liability company interests and amounts related to the Special Unitholder.

June 22, 2016

Comment:

24.	Please disclose that the net investment income ratio does not reflect the effects of the Special Unitholder’s capital gains incentive distribution. Please also disclose the expenses that have not been annualized in the ratio calculations. Refer to ASC 946-205-50-13.

Response:

The disclosure related to the Special Unitholder’s capital gains incentive distribution has been revised accordingly in Note 10. Financial Highlights on page 62 of the Form 10K/A. All expenses for the period ending December 31, 2014 and the year ended December 31, 2015 have been annualized in the ratio calculations presented. Accordingly, the Company believes that no further disclosure is required.

Exhibits 31.1 and 31.2

Comment:

25.	The certifications do not include the introductory language in paragraph 4 referring to internal control over financial reporting. Please revise in future filings. Refer to Item 601(b)(31) of Regulation S-K.

Response:

The Company has revised the certifications in Exhibits 31.1 and 31.2 to the Form 10-K/A to include the introductory language in paragraph 4 referring to internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended March 31, 2016

General

Comment:

26.	Please address the above comments on your Form 10-K for the fiscal year ended December 31, 2015 in future quarterly reports, to the extent applicable.

Response:

The Staff’s comment is noted. The Company will address the Staff’s comments to the Form 10-K contained in the Letter in future quarterly reports, to the extent applicable.

June 22, 2016

Exhibits 31.1 and 31.2

Comment:

27.	The certifications do not include paragraph 4(b) as set forth in Item 601(b)(31)(i) of Regulation S-K or the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment to include certifications that comply with Item 601(b)(31)(i) of Regulation S-K. Please refer to Regulation S-K Compliance and Disclosure Interpretation 246.13.

Response:

An amendment to the Form 10-Q was filed with the SEC on June 14, 2016 to include certifications in Exhibits 31.1 and 31.2 that fully comply with Item 601(b)(31)(i) of Regulation S-K.

*       *       *       *       *

In addition, we are authorized by the Company to acknowledge the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 210-9415.

Sincerely,

/s/ Blake E. Estes

Blake E. Estes

Cc:	Mr. Charles Wheeler, Greenbacker Capital Management LLC
Mr. Richard Butt, Greenbacker Capital Management LLC
Mr. Timothy P. Selby, Alston & Bird LLP